March 12, 2014

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:	DNA Precious Metals, Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-1
Filed February 11, 2014
File No. 333-193873

Dear Mr. Reynolds:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), DNA Precious Metals, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-193873) initially filed with the Securities and Exchange Commission (the “Commission”) on  February 11, 2014 (and Amendment Number 1 filed on February 12, 2014), together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Registration Statement and file a new Registration Statement shortly after the Company files its Form 10-K for Fiscal Year 2013.  The undersigned represents that no securities were sold in connection with the registered offering.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests , in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for the future registration statement to be filed after the Company’s Form 10-K filing.

Please feel free to contact Frederick M. Lehrer, Esquire at (321) 972-8060 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/  Tony Giuliano

Tony Giuliano
Chief Executive Officer

9125 rue Pascal-Gagnon, Suite 204   •   Montréal, Québec, H1P 1Z4
Tel: +1 514-852-2111   •   Fax: +1 514-852-2221
 www.dnapreciousmetals.com